Exhibit 99.19

FIRST COBALT CORP.

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

First Cobalt Corp. (the “Company”)
401 Bay Street, 6th Floor,

Toronto, Ontario, M5H 2Y4

ITEM 2	DATE OF MATERIAL CHANGE

January 22, 2021

ITEM 3	NEWS RELEASE

The Company issued a news release on January 22, 2021 relating to the material change, which were disseminated through Globe Newswire and subsequently filed on SEDAR.

ITEM 4	SUMMARY OF MATERIAL CHANGE

On January 22, 2021, the Company announced that it had has closed its previously announced bought deal offering (the “Offering”) of units of the Company (the “Units”). The Offering was conducted by a syndicate of underwriters led by Eight Capital, together with CIBC World Markets Inc., Canaccord Genuity Corp., Red Cloud Securities Inc. and Mackie Research Capital Corporation (collectively, the “Underwriters”) and consisted of the sale of 31,533,000 Units (including the full exercise of the over-allotment option by the Underwriters) at a price of C$0.31 per Unit (the “Offering Price”) for aggregate gross proceeds of $9,775,230.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On January 22, 2021, the Company announced that it had has closed its previously announced Offering. The Offering was conducted by a syndicate of underwriters led by Eight Capital, together with CIBC World Markets Inc., Canaccord Genuity Corp., Red Cloud Securities Inc. and Mackie Research Capital Corporation and consisted of the sale of 31,533,000 Units (including the full exercise of the over-allotment option by the Underwriters) at a price of C$0.31 per Unit for aggregate gross proceeds of $9,775,230.

Each Unit consists of one common share of the Company (each, a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant is exercisable into one common share of the Company at an exercise price of $0.50 per common share for a period of 24 months from the closing of the Offering (the “Warrant Shares” or together with the Unit Shares, “Shares”).

The Company intends to use the net proceeds of the Offering for the advancement of the First Cobalt Refinery and for general corporate purposes.

The Underwriters received a cash commission equal to 6% of the gross proceeds of the Offering and 1,891,980 compensation warrants (“Compensation Warrants”), each Compensation Warrant exercisable to acquire one common share of the Company at the Offering Price, for a period of 24 months from the closing of the Offering.

The securities issued pursuant to the Offering were qualified for distribution pursuant to a prospectus supplement dated January 18, 2021 (the “Prospectus Supplement”) to First Cobalt’s short form base shelf prospectus dated November 26, 2020 (the “Base Shelf Prospectus”), filed in each of the provinces of Canada, except Quebec, and offered and sold outside of Canada to qualified investors in accordance with applicable law. The Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, are available on the Company’s issuer profile on SEDAR at www.sedar.com.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable. This report is not being filed on a confidential basis.

ITEM 7	OMITTED INFORMATION

There is no information of a material nature that has been omitted.

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Ryan Snyder, Chief Financial Officer

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

January 29, 2021

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for First Cobalt, filed on SEDAR at www.sedar.com. Although First Cobalt believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, First Cobalt disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.